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FOR FURTHER INFORMATION CONTACT:           Melbourne F. Yull
                                           Chairman and Chief Executive Officer
                                           Intertape Polymer Group Inc.
                                           Tel: (514) 731-0731
                                           E-mail: itp$info@intertapeipg.com
                                           Web: www.intertapepolymer.com

THIS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM FORECASTED RESULTS OR FORWARD-LOOKING STATEMENTS. THOSE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO:

     - risks associated with pricing, volume and continued strength of markets where the Company's products are sold, and the timing and acceptance of new product offerings.

     - actions of competitors as are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months.

     - the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipate synergies.

     - the effect of competition and raw material pricing on the Company's ability to maintain margins on existing or acquired operations.

     The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.